15047328

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 65390 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arque Capital, Ltd

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 E. McCormick Parkway, Suite 111N
(No. and Street)

| Scottsdale | Arizona | 85258 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ning (602) 971-9000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

| 18425 Burbank, Suite 606, | Tarzana | California | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Ning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arque Capital, Ltd, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature Michael Ning

CEO & President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 25TH day of FEBRUARY,
Month

2015, by MICHAEL NING and
Name of Signer (1)

_______________, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

Cindy Lou Hogan
For other required information (Notary Name, Commission No. etc.)

CINDY LOU HOGAN
Comm. No. 1988269
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. August 22, 2016
CMD-1

Seal

*OPTIONAL INFORMATION*

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.*

## Description of Attached Document

The certificate is attached to a document titled/for the purpose of

CINDY LOU HOGAN
Comm. No. 1988269
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. August 22, 2016
CMD-1

containing ______ pages, and dated ____________

**Additional Information**

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ____________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

 You can purchase copies of this form from our web site at www.TheNotarysStore.com

# ARQUE CAPITAL, LTD.

## FINANCIAL STATEMENTS
## AND
## ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2014

ARQUE CAPITAL, LTD.

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Arque Capital, Ltd.
Scottsdale, Arizona

I have audited the accompanying statement of financial condition of Arque Capital, Ltd. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Arque Capital, Ltd.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arque Capital, Ltd. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Arque Capital, Ltd.'s financial statements. The supplemental information is the responsibility of Arque Capital, Ltd.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2015

# ARQUE CAPITAL, LTD

## Statement of Financial Condition
December 31, 2014

### ASSETS

| | |
|---|---|
| Cash | $ 924,025 |
| Accounts receivable | 118,855 |
| Deposit with clearing broker | 50,000 |
| Due from clearing | 26,311 |
| Securities | 15,342 |
| Office equipment, net of accumulated depreciation of $71,801 | 40,734 |
| Other assets | 1,143,816 |
| Total assets | $ 2,319,083 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 95,193 |
| Commissions payable | 888,306 |
| Total liabilities | 983,499 |
| Capital stock | 532,205 |
| Additional paid in capital | 490,746 |
| Opening equity | 180 |
| Retained earnings | 312,453 |
| Total stockholders' equity | 1,335,584 |
| Total liabilities and stockholders' equity | $ 2,319,083 |

The accompanying notes are an integral part of these financial statements

# ARQUE CAPITAL, LTD

## Statement of Income
For the year ended December 31, 2014

| | |
|---|---|
| **REVENUES:** | |
| Commission income | $ 8,066,021 |
| Other Income | 62,000 |
| Interest income | 28,174 |
| Total revenues | 8,156,195 |
| **EXPENSES:** | |
| Commissions | 4,745,583 |
| Clearing expenses | 268,065 |
| Occupancy | 278,046 |
| Professional fees | 398,176 |
| Salaries and wages | 1,090,818 |
| Regulatory expense | 142,381 |
| Taxes | 90,046 |
| Other expenses | 878,874 |
| Total expenses | 7,891,989 |
| NET INCOME BEFORE INCOME TAX PROVISION | 264,206 |
| Income tax expense | 2,000 |
| NET INCOME | $ 262,206 |

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Stockholders' Equity
For the year ended December 31, 2014

| | Capital Stock | Additional paid in capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Beginning balance January 1, 2014 | $532,205 | $ 490,746 | $ 50,427 | $1,073,378 |
| Capital contributions | | 0 | | 0 |
| Net Income | | | 262,206 | 262,206 |
| Ending balance December 31, 2014 | $ 532,205 | $ 490,746 | $312,633 | $1,335,584 |

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Cash Flows
For the year ended December 31, 2014

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 262,206 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 21,787 |
| (Increase) decrease in: | |
| Accounts receivable | 3,869 |
| Securities | (14,506) |
| Due from clearing firm | (6,844) |
| Other assets | (283,384) |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | 14,426 |
| Commissions payable | (394,645) |
| Total adjustments | (659,297) |
| Net cash used in operating activities | (397,091) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of office equipment | (11,252) |
| Net cash used in investing activities | (11,252) |
| Decrease in cash | (408,343) |
| Cash - beginning of year | 1,332,368 |
| Cash - end of year | $ 924,025 |
| Supplemental cash flow disclosures | |
| Interest | 0 |
| Income taxes | $ 15,197 |

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Arque Capital, Ltd (the "Company") is a corporation that was formed on November 18, 2005 under the laws of the State of California and received its independent broker dealer registration. The Company is currently registered in all fifty (50) states plus Washington, DC and Puerto Rico, as well as with the Financial Industry Regulatory Authority (FINRA), and Securities and Exchange Commission (SEC).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of equities, municipal bonds, mutual funds, life insurance products, other fixed income instruments, options, variable annuities, and partnerships. Trades are cleared on a fully disclosed basis through a clearing agreement with National Financial Services, LLC.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Summary of significant accounting policies:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has reviewed subsequent events through February 25, 2015.

The Company is subject to audit by the taxing agencies for years ending December 31, 2011, 2012 and 2013.

Comprehensive income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014. The Company did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Leases:

The Company committed to an office lease in Scottsdale Arizona in May, 2010 for a period of sixty-five months.
Future minimum lease payments are as follows:

| Year | Amount |
|---|---|
| 2015 | 137,174 |

The Company committed to an office lease in Los Angeles, California in July, 2012 for a period of forty-eight months.
Future minimum lease payments are as follows:

| Year | Amount |
|---|---|
| 2015 | 65,964 |
| 2016 | 32,982 |

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2014 the Company's net capital of $119,246 exceeded the minimum net capital requirement by $53,679; and the Company's ratio of aggregate indebtedness $983,499 to net capital was 8.25 to 1, which is less than the 15:1 ceiling for a broker dealer.

# ARQUE CAPITAL, LTD

## Statement of Net Capital
## Schedule I
## For the year ended December 31, 2014

| | Focus 12/31/14 | Audit 12/31/14 | Change |
|---|---|---|---|
| Stockholders' equity, December 31, 2014 | $ 1,353,237 | $ 1,335,584 | 17,653 |
| Subtract - Non allowable assets: | | | |
| Accounts receivable | 59,987 | 59,987 | 0 |
| Office equipment | 40,734 | 40,734 | 0 |
| Other assets | 1,107,848 | 1,107,848 | 0 |
| Tentative net capital | 144,668 | 127,015 | 17,653 |
| Haircuts: | 7,769 | 7,769 | 0 |
| NET CAPITAL | 136,899 | 119,246 | 17,653 |
| Minimum net capital | 64,390 | 65,567 | 1,177 |
| Excess net capital | $72,509 | $53,679 | 16,476 |
| Aggregate indebtedness | 965,846 | 983,499 | 17,653 |
| Ratio of aggregate indebtedness to net capital | 7.06 | 8.25 | |

The differences were caused by
additional accruals at December 31 2014.

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

December 31, 2014

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III

Information Relating to Possession or Control

Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**
(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3162*********************MIXED AADC 220
065390 FINRA DEC
ARQUE CAPITAL LTD
7501 E MCCORMICK PKWY STE 111N
SCOTTSDALE AZ 85258-6406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

________________

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 14,845 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) 07/28/2014 Date Paid | ( 6,407 ) |
| C. | Less prior overpayment applied | ( 0 ) |
| D. | Assessment balance due or (overpayment) | 8,438 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 8,438 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 8,438 | |
| H. | Overpayment carried forward $( 0 ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

________________

________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARQUE CAPITAL, LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of FEBRUARY, 2015.

VICE PRESIDENT / FINANCE
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 7,937,347 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | Ø |
| (2) Net loss from principal transactions in securities in trading accounts. | Ø |
| (3) Net loss from principal transactions in commodities in trading accounts. | Ø |
| (4) Interest and dividend expense deducted in determining item 2a. | Ø |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | Ø |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | Ø |
| (7) Net loss from securities in investment accounts. | Ø |
| Total additions | Ø |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1,917,020 |
| (2) Revenues from commodity transactions. | Ø |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 82,275 |
| (4) Reimbursements for postage in connection with proxy solicitation. | Ø |
| (5) Net gain from securities in investment accounts. | Ø |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | Ø |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | Ø |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | Ø |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø | |
| Enter the greater of line (i) or (ii) | Ø |
| Total deductions | 1,999,295 |
| 2d. SIPC Net Operating Revenues | $ 5,938,052 |
| 2e. General Assessment @ .0025 | $ 14,845 (to page 1, line 2.A.) |

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Arque Capital, Ltd.
Scottsdale, Arizona

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Arque Capital, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arque Capital, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Arque Capital, Ltd.'s management is responsible for the Arque Capital, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2015

# Assertions Regarding Exemption Provisions

We, as members of management of Arque Capital, Ltd. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph(k)(2)(ii)

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Arque Capital, Ltd.

By: [signature]

Michael C. Ning, President & Title
(Name and Title)

2-25-15
(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arque Capital, Ltd.
Scottsdale, Arizona

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Arque Capital, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arque Capital, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Arque Capital, Ltd. stated that Arque Capital, Ltd. met the identified exemption provision throughout the most recent fiscal year without exception. Arque Capital, Ltd.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Arque Capital, Ltd.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2015